UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NGM BIOPHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62921N 105

(CUSIP Number)

Peter Svennilson

The Column Group, LP

1700 Owens Street, Suite 500

San Francisco, CA 94158

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 11,103,333(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 11,103,333(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,103,333(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 16.8%
14.	Type of Reporting Person (See Instructions): PN

(1)

The Column Group, LP (“TCG LP”) has sole voting and dispositive control over 11,103,333 shares of common stock, par value $0.001 per share (“Common Stock”), of NGM Biopharmaceuticals, Inc. (the “Issuer”), except that The Column Group GP, LP (“TCG GP”), the general partner of TCG LP, and Peter Svennilson (“Svennilson”) and David V. Goeddel (“Goeddel”), the managing partners of TCG GP, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 100,000(2)
	8.	Shared Voting Power: 11,103,333(3)
	9.	Sole Dispositive Power: 100,000(2)
	10.	Shared Dispositive Power: 11,103,333(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,203,333(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.0%
14.	Type of Reporting Person (See Instructions): PN

(2)

TCG GP has sole voting and dispositive control over 100,000 shares of Common Stock, except that Svennilson and Goeddel, the managing partners of TCG GP, may be deemed to share dispositive and voting power over such stock.

(3)	TCG GP is the general partner of TCG LP and shares voting and dispositive power over the shares of Common Stock held by TCG LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 2,265,758(4)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,265,758(4)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,265,758(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.4%
14.	Type of Reporting Person (See Instructions): PN

(4)

The Column Group II, LP (“TCG II LP”) has sole voting and dispositive control over 2,265,758 shares of Common Stock, except that The Column Group II GP, LP (“TCG II GP”), the general partner of TCG II LP, and Svennilson and Goeddel, the managing partners of TCG II GP, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group II GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,265,758(5)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,265,758(5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,265,758(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.4%
14.	Type of Reporting Person (See Instructions): PN

(5)	TCG II GP is the general partner of TCG II LP and shares voting and dispositive power over the shares of Common Stock held by TCG II LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group Management, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 100,000(6)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 100,000(6)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000(6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.2%
14.	Type of Reporting Person (See Instructions): PN

(6)

The Column Group Management, LP (“TCGM LP”) has sole voting and dispositive control over 100,000 shares of Common Stock, except that Svennilson and Goeddel, the managing partners of TCGM LP, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 974,961(7)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 974,961(7)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 974,961(7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.5%
14.	Type of Reporting Person (See Instructions): PN

(7)

Ponoi Capital, LP (“Ponoi LP”) has sole voting and dispositive control over 974,961 shares of Common Stock, except that Ponoi Management, LLC (“Ponoi LLC”), the general partner of Ponoi LP, and Goeddel, Svennilson and Tim Kutzkey (“Kutzkey”), the managing partners of Ponoi LLC, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 974,961(8)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 974,961(8)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 974,961(8)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.5%
14.	Type of Reporting Person (See Instructions): OO

(8)	Ponoi LLC is the general partner of Ponoi LP and shares voting and dispositive power over the shares of Common Stock held by Ponoi LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 974,962(9)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 974,962(9)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 974,962(9)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.5%
14.	Type of Reporting Person (See Instructions): PN

(9)

Ponoi Capital II, LP (“Ponoi II LP”) has sole voting and dispositive control over 974,962 shares of Common Stock, except that Ponoi II Management, LLC (“Ponoi II LLC”), the general partner of Ponoi II LP, and Goeddel, Svennilson and Kutzkey, the managing partners of Ponoi LLC, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi II Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 974,962(10)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 974,962(10)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 974,962(10)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.5%
14.	Type of Reporting Person (See Instructions): OO

(10)	Ponoi II LLC is the general partner of Ponoi II LP and shares voting and dispositive power over the shares of Common Stock held by Ponoi II LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Sweden
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 44,000(11)
	8.	Shared Voting Power: 15,519,014(12)
	9.	Sole Dispositive Power: 44,000(11)
	10.	Shared Dispositive Power: 15,519,014(12)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,563,014(11)(12)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 23.6%
14.	Type of Reporting Person (See Instructions): IN

(11)

Includes 24,000 shares of Common Stock underlying options received by Svennilson, as a director of the Issuer, exercisable in four equal quarterly installments such that the options will be fully vested on the earlier of (i) the one-year anniversary of the date of grant of May 15, 2019 and (ii) the day prior to the next Issuer’s annual stockholder meeting held after the effective date of the Issuer’s initial public offering.

(12)

Svennilson is a managing partner of TCG GP, TCG II GP, TCGM LP, Ponoi LLC and Ponoi II LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG GP, TCG II LP, TCGM LP, Ponoi LP and Ponoi II LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 24,000(13)
	8.	Shared Voting Power: 15,709,014(14)
	9.	Sole Dispositive Power: 24,000(13)
	10.	Shared Dispositive Power: 15,709,014(14)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,733,014(13)(14)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 23.8%
14.	Type of Reporting Person (See Instructions): IN

(13)

Includes 24,000 shares of Common Stock underlying options received by Goeddel, as a director of the Issuer, exercisable in four equal quarterly installments such that the options will be fully vested on the earlier of (i) the one-year anniversary of the date of grant of May 15, 2019 and (ii) the day prior to the next Issuer’s annual stockholder meeting held after the effective date of the Issuer’s initial public offering.

(14)

Goeddel is a managing partner of TCG GP, TCG II GP, TCGM LP, Ponoi LLC and Ponoi II LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG GP, TCG II LP, TCGM LP, Ponoi LP and Ponoi II LP. Goeddel serves as co-trustee of the David V. Goeddel and Alena Z. Goeddel 2004 Trust (the “Goeddel Trust”) and shares voting and dispositive control over 190,000 shares of Common Stock held directly by the Goeddel Trust.

CUSIP No. 62921N 105

1.	Name of Reporting Person Tim Kutzkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 15,000
	8.	Shared Voting Power: 1,949,923(15)
	9.	Sole Dispositive Power: 15,000
	10.	Shared Dispositive Power: 1,949,923(15)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,964,923(15)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.0%
14.	Type of Reporting Person (See Instructions): IN

(15)	Kutzkey is a managing partner of Ponoi LLC and Ponoi II LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by Ponoi LP and Ponoi II LP.

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 1 supplements and amends the Schedule 13D relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of NGM Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”), that was filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2019 (the “Original Statement”). Only those items that are reported are hereby amended; all other items reported in the Original Statement remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Statement. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Statement is hereby amended by adding the following as the last paragraphs thereof:

On May 7, 2019, Ponoi LP purchased 28,500 shares of Common Stock for an aggregate purchase price of $401,850 and Ponoi II LP purchased 28,500 shares of Common Stock for an aggregate purchase price of $401,850. On May 10, 2019, Ponoi LP purchased 8,961 shares of Common Stock for an aggregate purchase price of $124,109.85 and Ponoi II LP purchased 8,962 shares of Common Stock for an aggregate purchase price of $124,123.70. Ponoi LP and Ponoi II LP received the funds used to purchase each entity’s respective shares of Common Stock noted above from capital contributions made to each entity by their respective partners for investment purposes.

On May 15, 2019, as consideration for their service as directors of the Issuer, Mr. Svennilson received options to purchase 24,000 shares of Common Stock and Mr. Goeddel received options to purchase 24,000 shares of Common Stock. The options are held individually by Mr. Svennilson and Mr. Goeddel, respectively.

Item 4. Purpose of Transaction

Item 4 of the Original Statement is hereby amended and restated in its entirety as follows:

TCG LP, TCG II LP, TCG GP, TCGM LP, Ponoi LP, Ponoi II LP, Mr. Goeddel, Mr. Svennilson and Mr. Kutzkey acquired the aforementioned Preferred Stock and Common Stock for investment purposes with the aim of increasing the value of their investments in the Issuer.

Ponoi LP and Ponoi II LP may consider further purchases of securities of the Issuer subject to market conditions. Except as provided in the prior sentence and as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Original Statement are hereby amended and restated in their entirety as follows:

(a) As of the date hereof, TCG LP directly holds 11,103,333 shares of Common Stock, representing 16.8% of the Issuer’s outstanding Common Stock. TCG GP beneficially owns an aggregate of 11,203,333 shares of Common

Stock, representing 17.0% of the Issuer’s outstanding Common Stock, which consists of 100,000 shares of Common Stock that TCG GP directly holds and 11,103,333 shares of Common Stock that TCG GP beneficially owns as general partner of TCG LP. TCG II LP directly holds 2,265,758 shares of Common Stock, representing 3.4% of the Issuer’s outstanding Common Stock. As the general partner of TCG II LP, TCG II GP beneficially owns an aggregate of 2,265,758 shares of Common Stock, representing 3.4% of the Issuer’s outstanding Common Stock. TCGM LP directly holds 100,000 shares of Common Stock, representing 0.2% of the Issuer’s outstanding Common Stock. Ponoi LP directly holds 974,961 shares of Common Stock, representing 1.5% of the Issuer’s outstanding Common Stock. As the general partner of Ponoi LP, Ponoi LLC beneficially owns an aggregate of 974,961 shares of Common Stock, representing 1.5% of the Issuer’s outstanding Common Stock. Ponoi II LP directly holds 974,962 shares of Common Stock, representing 1.5% of the Issuer’s outstanding Common Stock. As the general partner of Ponoi II LP, Ponoi II LLC beneficially owns an aggregate of 974,962 shares of Common Stock, representing 1.5% of the Issuer’s outstanding Common Stock. Mr. Svennilson beneficially owns 15,563,014 shares of Common Stock, representing 23.6% of the Issuer’s outstanding Common Stock, which consists of 20,000 shares of Common Stock that Mr. Svennilson directly holds, 24,000 shares of Common Stock underlying options that Mr. Svennilson directly holds, and 15,519,014 shares of Common Stock that Mr. Svennilson beneficially owns as a Managing Partner of TCG GP, TCG II GP, TCGM LP, Ponoi LLC and Ponoi II LLC. Mr. Goeddel beneficially owns 15,733,014 shares of Common Stock, representing 23.8% of the Issuer’s outstanding Common Stock, which consists of 24,000 shares of Common Stock underlying options that Mr. Goeddel directly holds, 190,000 shares of Common Stock held by the Goeddel Trust and 15,519,014 shares of Common Stock that Mr. Goeddel beneficially owns as a Managing Partner of TCG GP, TCG II GP, TCGM LP, Ponoi LLC and Ponoi II LLC. Mr. Kutzkey beneficially owns 1,964,923 shares of Common Stock, representing 3.0% of the Issuer’s outstanding Common Stock, which consists of 15,000 shares of Common Stock that Mr. Kutzkey directly holds and 1,949,923 shares of Common Stock that Mr. Kutzkey beneficially owns as a Managing Partner of Ponoi LLC and Ponoi II LLC.

The percentages set forth in this Item 5 and in the cover page for each Reporting Person are based on the 66,021,863 outstanding shares of Common Stock as of May 10, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 16, 2019.

(b) TCG LP has sole voting and dispositive control over 11,103,333 shares of Common Stock, TCG GP has sole voting and dispositive control over 100,000 shares of Common Stock, TCG II LP has sole voting and dispositive control over 2,265,758 shares of Common Stock, TCGM LP has sole voting and dispositive control over 100,000 shares of Common Stock, Ponoi LP has sole voting and dispositive control over 974,961 shares of Common Stock, Ponoi II LP has sole voting and dispositive control over 974,962 shares of Common Stock, Mr. Svennilson has sole voting and dispositive control over 20,000 shares of Common Stock, and Mr. Kutzkey has sole voting and dispositive control over 15,000 shares of Common Stock. None of the other Reporting Persons own any securities of the Issuer directly. Mr. Goeddel serves as co-trustee of the Goeddel Trust and shares voting and dispositive control over 190,000 shares of Common Stock held directly by the Goeddel Trust. TCG GP, as general partner of TCG LP, shares the power to direct the voting and disposition of the 11,103,333 shares owned by TCG LP and may be deemed to beneficially own the shares owned by TCG LP. TCG II GP, as general partner of TCG II LP, shares the power to direct the voting and disposition of the 2,265,758 shares owned by TCG II LP and may be deemed to beneficially own the shares owned by TCG II LP. Ponoi LLC, as general partner of Ponoi LP, shares the power to direct the voting and disposition of the 974,961 shares owned by Ponoi LP and may be deemed to beneficially own the shares owned by Ponoi LP. Ponoi II LLC, as general partner of Ponoi II LP, shares the power to direct the voting and disposition of the 974,962 shares owned by Ponoi II LP and may be deemed to beneficially own the shares owned by Ponoi II LP. By virtue of their positions as managing partners of TCG GP, TCG II GP and TCGM LP, each of Mr. Svennilson and Mr. Goeddel may be deemed to share the power to direct the voting and disposition of the 11,103,333 shares owned by TCG LP, the 100,000 shares owned by TCG GP, the 2,265,758 shares owned by TCG II LP and the 100,000 shares owned by TCGM LP and may be deemed to beneficially own the shares owned by such entities. By virtue of their positions as managing partners of Ponoi LLC and Ponoi II LLC, each Managing Partner may be deemed to share the power to direct the voting and disposition of the 974,961 shares owned by Ponoi LP and the 974,962 shares owned by Ponoi II LP and may be deemed to beneficially own the shares owned by Ponoi LP and Ponoi II LP.

(c) On May 15, 2019 (the “date of grant”), Mr. Svennilson and Mr. Goeddel, as directors of the Issuer, each received options to purchase 24,000 shares of the Issuer’s Common Stock at an exercise price of $13.35 per share which vest and become exercisable in four equal quarterly installments such that the options will be fully vested on the earlier of (i) the one-year anniversary of the date of grant and (ii) the day prior to the next Issuer’s annual stockholder meeting held after the effective date of the Issuer’s initial public offering. Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2019

THE COLUMN GROUP, LP		THE COLUMN GROUP GP, LP

By:	The Column Group GP, LP

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

THE COLUMN GROUP MANAGEMENT, LP

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of Peter Svennilson	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of Tim Kutzkey

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of David V. Goeddel

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Amendment No. 1 to Schedule 13D is filed on behalf of each of us.

Dated: May 17, 2019

THE COLUMN GROUP, LP		THE COLUMN GROUP GP, LP

By:	The Column Group GP, LP

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

THE COLUMN GROUP MANAGEMENT, LP

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of Peter Svennilson	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of Tim Kutzkey

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of David V. Goeddel